UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

KORE Group Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50066V107

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons ABRY Partners VII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,500,782
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,500,782

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,500,782
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.87%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 71,989,432 shares of common stock, par value $0.0001 per share, outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16th, 2021.

1.	Names of Reporting Persons Peggy Koenig
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,252,912
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,252,912

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,252,912
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 33.69%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 71,989,432 shares of common stock, par value $0.0001 per share, outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16th, 2021.

1.	Names of Reporting Persons Jay Grossman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,252,912
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,252,912

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,252,912
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 33.69%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 71,989,432 shares of common stock, par value $0.0001 per share, outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16th, 2021.

1.	Names of Reporting Persons ABRY Partners II, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,252,912
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,252,912

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,252,912
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 33.69%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 71,989,432 shares of common stock, par value $0.0001 per share, outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16th, 2021.

1.	Names of Reporting Persons ABRY Partners VII Co-Investment Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,240,202
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,240,202

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,202
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.72%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 71,989,432 shares of common stock, par value $0.0001 per share, outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16th, 2021.

1.	Names of Reporting Persons ABRY Investment Partnership, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,316
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,316

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,316
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.03%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 71,989,432 shares of common stock, par value $0.0001 per share, outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16th, 2021.

1.	Names of Reporting Persons Royce Yudkoff
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,316
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,316

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,316
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.03%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 71,989,432 shares of common stock, par value $0.0001 per share, outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16th, 2021.

1.	Names of Reporting Persons ABRY Senior Equity IV, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,288,506
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,288,506

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,288,506
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.79%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 71,989,432 shares of common stock, par value $0.0001 per share, outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16th, 2021.

1.	Names of Reporting Persons ABRY Senior Equity Co-Investment Fund IV, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 199,106
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 199,106

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,106
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.28%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 71,989,432 shares of common stock, par value $0.0001 per share, outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 16th, 2021.

Item 1(a).	Name of Issuer

KORE Group Holdings, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3700 Mansell Road, Suite 300

Alpharetta, Georgia 30022

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	ABRY Partners VII, L.P.

(ii)	Peggy Koenig

(iii)	Jay Grossman

(iv)	ABRY Partners II, LLC

(v)	ABRY Partners VII Co-Investment Fund, L.P.

(vi)	ABRY Investment Partnership, L.P.

(vii)	Royce Yudkoff

(viii)	ABRY Senior Equity IV, L.P.

(ix)	ABRY Senior Equity Co-Investment Fund IV, L.P.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

888 Boylston Street, Suite 1600

Boston, Massachusetts 02199

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

50066V107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The Reporting Persons are the recorder holders of the reported securities. ABRY Partners VII, L.P., ABRY Partners VII Co-Investment Fund, L.P., ABRY Investment Partnership, L.P., ABRY Senior Equity IV, L.P. and ABRY Senior Equity Co Investment Fund IV, L.P. (collectively the “ABRY Funds”) are managed and/or controlled by ABRY Partners, LLC (“ABRY I”) and ABRY Partners II, LLC (“ABRY II”) and/or their respective affiliates. ABRY I and ABRY II are investment advisors registered with the SEC. Royce Yudkoff, as managing member of ABRY I and sole member of certain of its affiliates, has the right to exercise investment and voting power on behalf of ABRY Investment Partnership, L.P. Peggy Koenig and Jay Grossman, as equal members of ABRY II and of certain of its affiliates, have the right to exercise investment and voting power on behalf of the ABRY Funds. The filing of this Statement shall not be construed as an admission that the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

ABRY Partners II, LLC

/s/ Kostas Sofronas
Name: Kostas Sofronas
Title: Attorney-in-Fact

ABRY Partners VII, L.P.

/s/ Kostas Sofronas
Name: Kostas Sofronas
Title: Attorney-in-Fact

ABRY Partners VII Co-Investment Fund, L.P.

/s/ Kostas Sofronas
Name: Kostas Sofronas
Title: Attorney-in-Fact

ABRY Investment Partnership, L.P.

/s/ Kostas Sofronas
Name: Kostas Sofronas
Title: Attorney-in-Fact

ABRY Senior Equity IV, L.P.

/s/ Kostas Sofronas
Name: Kostas Sofronas
Title: Attorney-in-Fact

ABRY Senior Equity Co-Investment Fund IV, L.P.

/s/ Kostas Sofronas
Name: Kostas Sofronas
Title: Attorney-in-Fact

Royce Yudkoff

/s/ Kostas Sofronas
Name: Kostas Sofronas
Title: Attorney-in-Fact

Peggy Koenig

/s/ Kostas Sofronas
Name: Kostas Sofronas
Title: Attorney-in-Fact

Jay Grossman

/s/ Kostas Sofronas
Name: Kostas Sofronas
Title: Attorney-in-Fact

EXHIBIT LIST

Exhibit A             Joint Filing Agreement, dated as of February 7, 2022